Exhibit 99.1

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

IN U.S. DOLLARS

UNAUDITED

- - - - - - - - - - -

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,421	$40,934
Restricted cash	5,100	5,100
Short-term and restricted bank deposits	514	84,817
Short-term marketable securities and accrued interest	552	449
Trade receivables, net	37,003	34,518
Other receivables and prepaid expenses	6,478	8,631
Inventories	24,831	29,193

Total current assets	190,899	203,642

LONG-TERM ASSETS:
Long-term and restricted bank deposits	94	94
Long-term marketable securities and accrued interest	69,252	54,895
Deferred tax assets, net	10,474	12,081
Operating lease right-of-use assets	22,325	25,430
Severance pay funds	21,140	20,597

Total long-term assets	123,285	113,097

PROPERTY AND EQUIPMENT, NET	4,403	4,593

INTANGIBLE ASSETS, NET	425	569

GOODWILL	36,222	36,222

Total assets	$355,234	$358,123

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$600	$1,200
Trade payables	2,616	6,984
Other payables and accrued expenses	28,763	28,531
Short-term royalty buyout liability	11,625	11,684
Deferred revenues	41,246	37,182
Short-term operating lease liabilities	8,936	9,178

Total current liabilities	93,786	94,759

LONG-TERM LIABILITIES:
Accrued severance pay	21,381	21,830
Deferred revenues and other liabilities	13,540	12,243
Long-term operating lease liabilities	15,828	19,436

Total long-term liabilities	50,749	53,509

Total liabilities	144,535	148,268

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares as of June 30, 2021 (unaudited) and December 31, 2020; Issued: 62,787,188 shares as of June 30, 2021 (unaudited) and 62,489,428 shares as of December 31, 2020; Outstanding: 32,729,030 shares as of June 30, 2021 (unaudited) and 33,017,814 shares as of December 31, 2020	104	105
Additional paid-in capital	369,253	362,164
Treasury stock at cost - 30,058,158 shares as of June 30, 2021 (unaudited) and 29,471,614 shares as of December 31, 2020	(155,142)	(137,793)
Accumulated other comprehensive income (loss)	(54)	1,772
Accumulated deficit	(3,462)	(16,393)

Total shareholders' equity	210,699	209,855

Total liabilities and shareholders' equity	$355,234	$358,123

September 13, 2021
Date of approval of the financial statements	Niran Baruch Chief Financial Officer	Shabtai Adlersberg President, Chief Executive Officer and Director

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2021	2020

	Unaudited

Revenues:
Products	$74,813	$70,701
Services	44,600	34,843

Total revenues	119,413	105,544

Cost of revenues:
Products	26,970	27,793
Services	10,112	7,774

Total cost of revenues	37,082	35,567

Gross profit	82,331	69,977

Operating expenses:
Research and development, net	24,772	22,806
Selling and marketing	29,679	25,586
General and administrative	7,625	6,578

Total operating expenses	62,076	54,970

Operating income	20,255	15,007
Financial income, net	996	454

Income before taxes on income	21,251	15,461
Taxes on income	(3,018)	(3,558)

Net income	$18,233	$11,903

Earnings per share:
Basic	$0.55	$0.40
Diluted	$0.53	$0.38

Weighted average number of shares used in computations of earnings per share:
Basic	32,875,540	30,090,082
Diluted	34,085,877	31,627,192

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020

	Unaudited

Net income	$18,233	$11,903

Other comprehensive income related to:
Change in unrealized losses on marketable securities, net of tax:		—
Loss on marketable securities recognized in other comprehensive income, net of tax	(625)	—
Other comprehensive losses related to unrealized loss on marketable securities available-for-sale	(625)	—

Change in unrealized gains (losses) on cash flow hedges, net of tax:
Gain on derivatives recognized in other comprehensive income	401	1,833
Loss on derivatives (effective portion) recognized in income	(1,602)	(57)

Other comprehensive income (loss), related to unrealized gains on cash flow hedges, net of tax	(1,201)	1,776

Other comprehensive income (loss), net of tax	(1,826)	1,776

Total comprehensive income	$16,407	$13,679

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	Income (loss)	deficit	equity

Balance as of January 1, 2020	$94	$265,372	$(137,793)	$—	$(35,199)	$92,474

Issuance of shares upon exercise of options and warrants and vesting of restricted stock units (“RSUs”)	3	2,603	—	—	—	2,606
Issuance of ordinary shares in a public offering, net	8	85,418	—	—	—	85,426
Share-based compensation related to options and RSUs granted to employees and non-employees	—	8,771	—	—	—	8,771
Cash dividends paid	—	—	—	—	(8,442)	(8,442)
Other comprehensive income	—	—	—	1,772	—	1,772
Net income	—	—	—	—	27,248	27,248
Balance as of December 31, 2020	$105	$362,164	$(137,793)	$1,772	$(16,393)	$209,855
Issuance of shares upon exercise of options and warrants and vesting of restricted stock units (“RSUs”) (unaudited)	1	736	—	—	—	737
Purchase of treasury stock (unaudited)	(2)	—	(17,349)	—	—	(17,351)
Share-based compensation related to options and RSUs granted to employees and non-employees (unaudited)	—	6,353	—	—	—	6,353
Cash dividend paid	—	—	—	—	(5,302)	(5,302)
Other comprehensive loss (unaudited)	—	—	—	(1,826)	—	(1,826)
Net income (unaudited)	—	—	—	—	18,233	18,233
Balance as of June 30, 2021 (unaudited)	$104	$369,253	$(155,142)	$(54)	$(3,462)	$210,699

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020

	Unaudited

Cash flows from operating activities:

Net income	$18,233	$11,903
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,158	1,119
Amortization of marketable securities premiums and accretion of discounts, net	741	—
Share-based compensation related to options and RSUs granted to employees and non-employees	6,353	3,476
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	23	1
Decrease in deferred tax assets, net	1,647	3,127
Increase in trade receivables, net	(2,485)	(2,643)
Decrease (increase) in other receivables and prepaid expenses	797	(17)
Decrease (increase) in inventories	3,954	(1,408)
Decrease in operating lease right-of-use assets	3,862	3,898
Decrease in operating lease liabilities	(4,607)	(4,184)
Increase (decrease) in royalty buyout liability, net	(59)	61
Decrease in trade payables	(4,368)	(2,017)
Increase in other payables and accrued expenses	232	369
Increase in deferred revenues	5,589	3,206
Increase (decrease) in accrued severance pay, net	(992)	624

Net cash provided by operating activities	30,078	17,515

Cash flows from investing activities:

Purchase of property and equipment	(416)	(641)
Purchase of marketable securities	(17,525)	—
Proceeds from sale of marketable securities	510	—
Proceeds from redemption of marketable securities	1,053	—
Proceeds from short-term and restricted bank deposits	84,303	451
Proceeds from long-term and restricted bank deposits	—	150

Net cash provided by (used in) investing activities	$67,925	$(40)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020

	Unaudited
Cash flows from financing activities:

Purchase of treasury stock	$(17,351)	$—
Repayment of long-term bank loans	(600)	(1,238)
Cash dividends paid	(5,302)	(3,866)
Proceeds from issuance of shares upon exercise of options and warrants	737	1,051
Proceeds from issuance of shares in a public offering, net	—	85,654

Net cash provided by (used in) financing activities	(22,516)	81,601

Increase in cash, cash equivalents, and restricted cash	75,487	99,076
Cash, cash equivalents and restricted cash at the beginning of the period	46,034	69,773

Cash, cash equivalents and restricted cash at the end of the period	$121,521	$168,849

Supplemental disclosure of cash flow activities:

Cash paid during the period for income taxes	$879	$306

Cash paid during the period for interest	$11	$51

Significant non-cash transactions:

Inventory transferred to be used as property and equipment	$408	$214

Right-of-use asset recognized with corresponding lease liability	$757	$699

Decrease (increase) in other receivables due to hedging activities	$1,356	$(1,776)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:-     GENERAL

a.	Business overview:

AudioCodes Ltd. (the “Company”) and its subsidiaries (together the “Group”) is a leading vendor of advanced communication, software, products and productivity solutions for the digital workplace. The Company’s products are deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, the Company’s solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks and hosted unified communications and collaboration business services. In addition, the Company offers a complete suite of professional and managed services that allow the Company’s partners and customers to choose a service packages (or complement their own offering) from a modular portfolio of professional services.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America, Australia and Israel.

b.	The Group’s major customer in the six months ended June 30, 2021 and 2020 (unaudited), accounted for 13.4% and 14.2% of the Group’s revenues in those periods, respectively.
c.

The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

d.	COVID- 19

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions.

The global spread of COVID-19 and actions taken in response have caused and may continue to cause disruptions and/or delays in our supply chain, manufacturing and shipments, and caused significant economic and business disruption to the Group’s customers, partners and vendors. In response to these challenges, the Group quickly adjusted its operations to work from home and it believes its business continuity plan is working well. The extent of the impact of COVID-19 on the Group’s business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, the effects of subsequent waves and variants of COVID-19, the Group’s ability to maintain its supply chain and to continue to manufacture products and restrictions on its business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

The Company’s management is monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2020, are applied consistently in these interim condensed consolidated financial statements, unless otherwise stated. For further information refer to the consolidated financial statements as of December 31, 2020 (the “2020 annual consolidated financial statements”).

a.	Interim financial statements:

The interim condensed consolidated balance sheet as of June 30, 2021 and the related interim condensed consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2021 and 2020, and the statements of changes in shareholders’ equity for the six months ended June 30, 2021, are unaudited. This unaudited information has been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements, and on the same basis as the audited annual consolidated financial statements. In management’s opinion, this unaudited information reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented and accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These interim condensed consolidated financial statements should be read in conjunction with the 2020 annual consolidated financial statements and the notes thereto. The interim condensed consolidated balance sheet data as of December 31, 2020 was derived from the 2020 annual consolidated financial statements, but does not include all disclosures required by U.S. GAAP.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. As applicable to these interim condensed consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories write-off, intangible assets, goodwill, income taxes and valuation allowance, share-based compensation and contingent liabilities. Actual results could differ from those estimates.

In light of the currently unknown extent and duration of the COVID-19 pandemic, the Company faces a greater degree of uncertainty than normal in making the judgments and estimates needed to apply certain of the Company’s significant accounting policies. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts COVID-19 as of June 30, 2021 and through the date of issuance of this report. These estimates may change, as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 3:-     MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available-for-sale marketable securities:

	June 30, 2021
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value

Maturing between one to five years:
Corporate bonds	$67,361	$245	$(460)	$67,146
Governmental bonds	2,139	$—	(33)	2,106
Accrued interest	552	—	—	552

Balance as of June 30, 2021	$70,052	$245	$(493)	$69,804

	December 31, 2020
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value

Maturing between one to five years:
Corporate bonds	$53,351	$508	$(6)	$53,853
Governmental bonds	1,055	$—	(13)	1,042
Accrued interest	449	—	—	449

Balance as of December 31, 2020	$54,855	$508	$(19)	$55,344

These investments were issued by highly rated corporations, ranging from BBB to A+. Accordingly, the securities were not settled at a price less than the amortized cost of the Group’s investment. On each reporting period, the Company evaluates whether declines in fair value below carrying value are due to expected credit losses, as well as the ability and intent to hold the investment until a forecasted recovery occurs, in accordance with Accounting Standatds Codification (“ASC”) 326, “Financial Instruments – Credit Losses”. Allowance for credit losses on of available-for-sale debt securities are recognized as a charge in financial expenses (income), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity. The Company has not recorded credit losses for the six months ended June 30, 2021.

NOTE 4:-     INVENTORIES

	June 30,	December 31,
	2021	2020
	Unaudited	Audited

Raw materials	$15,312	$13,376
Finished products	9,519	15,817

	$24,831	$29,193

In the six months ended June 30, 2021 and 2020 (unaudited), the Group wrote-off inventories in a total amount of $1,190 and $633, respectively.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5:-     FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments and marketable securities, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 of the fair value hierarchy. This is because these assets (liabilities) are valued using alternative pricing sources and models utilizing market observable inputs.

The Group’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	June 30, 2021
	Unaudited
	Fair value measurements using input type
	Level 2	Total

Marketable securities	$69,804	$69,804
Financial assets related to foreign currency derivative hedging contracts	133	133

Total financial net assets as of June 30, 2021	$69,937	$69,937

	December 31, 2020
	Fair value measurements using input type
	Level 2	Total

Marketable securities	$55,344	$55,344
Financial assets related to foreign currency derivative hedging contracts	1,489	1,489

Total financial net assets as of December 31, 2020	$56,833	$56,833

NOTE 6:-    LEASES

a.	Lease commitments:

The Group’s facilities are leased under several lease agreements for periods ending up to 2027, with options to extend the leases ending up to 2029.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the six months ended June 30, 2021 and 2020 (unaudited) were approximately $4,159 and $4,011 respectively. Lease expenses for the six months ended June 30, 2021 and 2020 (unaudited) include an offset for sublease rental of $762 and $691, respectively.

The Company’s capitalized operating lease agreements have remaining lease terms ranging from 1 year to 8.01 years, including agreements with options to extend the leases for up to 5 years.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 6:-    LEASES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

Six months ended
June 30, 2021
Unaudited
Weighted average remaining lease term	2.98 years
Weighted average discount rate	2.08%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

As of June 30, 2021, maturities of operating lease liabilities were as follows:

Unaudited
2021 (remainder of the year)	$4,664
2022	8,417
2023	8,000
2024	1,723
2025 and on	3,529

Total lease payments (*)	26,333

Less - imputed interest	(1,569)
Present value of lease liabilities	$24,764

(*)Total lease payments have not been reduced by sublease rental payments of $2,385 (unaudited) due in the future under non-cancelable subleases.

In connection with the Company’s offices lease agreement in Israel, the lessor has a lien of $5,100 (unaudited), which is included in short-term and restricted bank deposits.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 7:     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitment to the IIA:

In November 2019, the Company and one of its Israeli subsidiaries, AudioCodes Development Ltd., entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the Israel Innovation Authority (“IIA”) relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was $49,008 (the “Debt”), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, the Company agreed to pay $32,178 to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments are linked to the NIS and bear interest. Pursuant to the Royalty Buyout Agreement, the Company eliminated all royalty obligations related to its future revenues with respect to these grants.

As of June 30, 2021 (unaudited), and December 31, 2020, the Company’s other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $11,625 and $11,684, respectively.

b.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products.

c.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory. As of June 30, 2021 (unaudited), non-cancelable purchase obligations were approximately $30,542.

d.	Legal proceedings:

In January 2021, a complaint for patent infringement was filed against the Company’s U.S. subsidiary. The proceedings were served and no monetary demands were made at this stage. The Company is still assessing the merits of this case and at this stage does not believe that reserve is required.

NOTE 8:-    BASIC AND DILUTED NET LOSS PER SHARE

	Six months ended June 30,
	2021	2020
	Unaudited

Numerator:
Net income available to ordinary shareholders	$18,233	$11,903

Denominator:

Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	32,875,540	30,090,082
Effect of dilutive securities:
Employee stock options, warrants and RSUs	1,210,337	1,537,110
Denominator for diluted net earnings per share - adjusted weighted average number of shares	34,085,877	31,627,192

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 9:-    DERIVATIVE INSTRUMENTS

The Group enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than the dollar. The Group currently hedges such future exposures for a maximum period of one year. However, the Group may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income or expense.

As of June 30, 2021 (unaudited) and December 31, 2020, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $6,700 and $10,500, respectively, which were designated as payroll and rent hedging contracts. In addition, as of June 30, 2021 (unaudited) and December 31, 2020, the Group had outstanding forward contracts in the amount of $3,500 which are not designated as hedging contracts.

The fair value of the Group’s outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the periods ended June 30, 2021 and December 31, 2020 are summarized below:

Foreign exchange forward		June 30,	December 31,
and options contracts	Balance sheet	2021	2020
		Unaudited	Audited

Fair value of foreign exchange forward and options collar (cylinder) contracts	Other receivables and prepaid expenses	$133	$1,489

Gains recognized in other comprehensive income (effective portion)	Other comprehensive income (loss)	$118	$1,319

The effect of derivative instruments in cash flow hedging relationship on income for the six months ended June 30, 2021 and 2020 is summarized below:

		Six months ended
Foreign exchange forward	Comprehensive	June 30,
and options contracts	Income (loss)	2021	2020
		Unaudited	Unaudited

Comprehensive income from derivatives before reclassifications	Other comprehensive income (loss)	$401	$1,833

Loss reclassified from accumulated other comprehensive income (loss) (effective portion)	Operating expenses (income)	$(1,602)	$(57)

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 10:-   SHAREHOLDERS’ EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company’s Board of Directors approved a program to repurchase up to $3,000 of its ordinary shares (the “Share Repurchase Program”), which is the amount that the Company could repurchase according to Israeli law without further approval from an Israeli court. During the seven years ended December 31, 2020, the Company received Israeli court approvals to purchase up to an additional $176,000 of its ordinary shares. The most recent court approvals also permitted the Company to declare a dividend of any part of the related permitted amount during the approved validity period. In addition, in January 2021, the Company received Israeli court approval to repurchase up to an aggregate amount of $30 million of additional ordinary shares. The court approval also permits the Company to declare a dividend of any part of this amount. The approval was valid through July 19, 2021.

As of June 30, 2021, pursuant to the Company’s Share Repurchase Program, the Company had repurchased a total of 30,058,158 of its ordinary shares at a total cost of which 586,544 shares were repurchased during the six month ended June 30, 2021 for aggregate consideration of $17,351 (unaudited). See also Note 11a.

b.	Cash Dividend:

On February 4, 2021, the Company declared a cash dividend of $0.16 per share. The dividend, in the aggregate amount of approximately $5.3 million, was paid on March 4, 2021 to all of the Company’s shareholders of record on February 18, 2021. See also Note 11b.

c.	Issuance of ordinary shares:

On June 8, 2020, the Company sold in a public offering 2,600,000 of its ordinary shares, at a price of $35 per share. The Company’s net proceeds from this offering were $85,426, after deducting underwriters’ discounts and commissions and other offering expenses.

NOTE 11:-   SUBSEQUENT EVENT

a.

On July 4, 2021, the Company received Israeli court approval of distribution in an aggregate amount of up to $35 million of additional ordinary shares. The court approval also permits the Company to declare a dividend of any part of this amount. The court approval will expire on January 3, 2022.

b.

On July 27, 2021, the Company declared a cash dividend of $0.17 cents per share. The dividend, in the aggregate amount of approximately $5.6 million was paid on August 26, 2021 to all of the Company’s shareholders of record on August 11, 2021.

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